

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 6, 2008

By facsimile to (312) 460-7000 and U.S. Mail

Mr. Ram Mukunda
President and Chief Executive Officer
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

Re: India Globalization Capital, Inc.
         Revised Preliminary Proxy Statement on Schedule 14A
         Filed February 1, 2008
         File No. 1-32830

Dear Mr. Mukunda:

        We reviewed the filing and have the comments below.

General

1.   As appropriate, consider applicable updating requirements for the financial statements.

Table of Contents, page vi

2.   Please review your table of contents and other references throughout your document to the various annexes to ensure that all references are correct. In this regard, we note the following:

        •   Annex F, formerly annex E, is the amendment to the TBL share subscription agreement and not a form of the TBL share subscription agreement.

        •   Annex I is the Odeon amendment and not the Odeon letter agreement. Refer to the disclosures on pages 60 and 67 and annexes F and I that are attached to the revised preliminary proxy statement.

- We assume the statement under "The Acquisition Agreements" on page 53 that the agreements, as amended, are attached as annexes A-G rather than as annexes A-I is inadvertent. Please revise.

- We assume the statement under "Additional Investment Activity" on page 69 that the CWEL purchase agreement and the first amendment to the CWEL purchase agreement are attached as annexes I and J rather than as annexes J and K is inadvertent. Please revise.

- We assume the statement under "Material Features of our Plan" on page 72 that the stock plan is attached as annex K rather than as annex L is inadvertent. Please revise.

Q. If I have conversion rights, how do I exercise them?, page 21

3.   Disclosure that a shareholder exercising his conversion rights will be entitled to convert each share of common stock that he holds into approximately $5.82 is inconsistent with disclosure in the notice to shareholders and elsewhere that the conversion amount per share is $5.89. Please reconcile the disclosures.

Comparable Transactions, page 51

4.   Refer to prior comment 8. Also quantify in this subsection the amount of money in escrow. We note the disclosure under "Public Peer Group" and "Discounted Cash flow."

Closing

If IGC wishes to submit proposed responses to the comments in draft form as correspondence on the EDGAR system, we are prepared to review the proposed responses in draft form, with the understanding that IGC will incorporate the responses after our review in the definitive proxy statement.

Alternatively, file a revised preliminary proxy statement in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since IGC and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to our comments, provide a written statement from IGC in which it acknowledges that:

- IGC is responsible for the adequacy and accuracy of the disclosures in the filings.

- Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

- IGC may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that IGC provides us in our review of the filings or in response to our comments on the filings.

You may direct questions on accounting comments Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Lisa A. Haynes, Staff Accountant, at (202) 551-3424. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Michael E. Blount, Esq.
        Stanley S. Jutkowitz, Esq.
        Seyfarth Shaw LLP
        131 South Dearborn Street, Suite 2400
        Chicago, IL 60603